NEWS REALEASE TSX: KL

KIRKLAND LAKE GOLD FILES TECHNICAL REPORTS

Toronto, Ontario – March 30, 2017 – Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX: KL) (OTCQX: KLGDF) announces the filing of the following technical reports for its Canadian and Australia operations:

1.	Macassa Property, Ontario, Canada Updated NI 43-101 Technical Report dated March 30, 2017 and effective December 31, 2016, prepared by Pierre Rocque, P. Eng. and Douglas Cater, P. Geo.

2.

Report on the Mineral Resources & Mineral Reserves of the Fosterville Gold Mine in the State of Victoria, Australia dated March 30, 2017 and effective December 31, 2016, prepared by Troy Fuller, MAIG and Ion Hann, FAusIMM).

3.	Taylor Property, Ontario, Canada Updated NI 43-101 Technical Report dated March 30, 2017 and effective December 31, 2016, prepared by Pierre Rocque, P. Eng. and Douglas Cater, P. Geo.

4.	Holt-Holloway Property, Ontario, Canada Updated NI 43-101 Technical Report dated March 30, 2017 and effective December 31, 2016, prepared by Pierre Rocque, P. Eng. and Douglas Cater, P. Geo.

5.

Report on the Mineral Resources & Mineral Reserves of the Northern Territory Operations, Northern Territory, Australia dated March 30, 2017 and effective December 31, 2016, prepared by Mark Edwards, FAusIMM (CP), MAIG and Jason Kiely, FAusIMM (CP), CPEng.

6.

Report on the Mineral Resources & Mineral Reserves of the Stawell Gold Mine in the State of Victoria, Australia dated March 30, 2017 and effective December 31, 2016, prepared by John Winterbottom, MAIG and Ian Holland, FAusIMM.

7.	Hislop Property, Ontario, Canada Updated NI 43-101 Technical Report dated March 30, 2017 and effective December 31, 2016, prepared by Pierre Rocque, P. Eng. and Douglas Cater, P. Geo.

Each of the reports were prepared in compliance with National Instrument 43-101 – Standards for Disclosure for Mineral Projects (“NI 43-101”) and are available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.klgold.com. The technical reports support the scientific and technical disclosure in the updated 2016 mineral resources and mineral reserves estimates contained in the Company’s press release dated March 28, 2017. Each of Messrs. Rocque, Cater, Fuller, Hann, Edwards, Keily, Winterbottom and Holland are “qualified persons” as such term is defined in NI 43-101 and are officers and/or employees of the Company.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer targeting approximately 525,000 ounces in Tier 1 mining jurisdictions of Canada and Australia. The production profile of the company is anchored from two high-grade, low-cost operations, including the Macassa Mine located in northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

NEWS REALEASE TSX: KL

For further information on the Company and to receive news releases by email, visit the website www.klgold.com

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Ryan King, Vice President, Investor Relations
Phone: +1 778-372-5611
E-mail: rking@klgold.com